UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 16)1

Rockwell Medical, Inc.

(Name of Issuer)

Common Stock, par value 0.0001 per share

(Title of Class of Securities)

774374102

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

GUY P. LANDER

CARTER LEDYARD & MILBURN LLP

2 WALL STREET, NEW YORK, NY 10005

212-732-3200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,570
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER 5,570
	10	SHARED DISPOSITIVE POWER 589,505

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 774374102

1	NAME OF REPORTING PERSON RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,894
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER 5,894
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 774374102

1	NAME OF REPORTING PERSON RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,498
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER 3,498
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 774374102

1	NAME OF REPORTING PERSON The RBI Opportunities Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 491,700*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER 491,700*
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 491,700*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%*
14	TYPE OF REPORTING PERSON OO

*	Includes 176,627 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

Numbers reflect the reverse split that became effective on May 13, 2022.

CUSIP No. 774374102

1	NAME OF REPORTING PERSON The RBI Opportunities Fund II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,561*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER 205,561*
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,561*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON OO

*	Includes 75,261 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

Numbers reflect the reverse split that became effective on May 13, 2022.

CUSIP No. 774374102

1	NAME OF REPORTING PERSON RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 706,653*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER 706,653*
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,653*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON OO

*	Includes 251,888 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

Numbers reflect the reverse split that became effective on May 13, 2022.

CUSIP No. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,360
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE VOTING POWER 11,360
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP No. 774374102

1	NAME OF REPORTING PERSON David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 723,357*
	8	SHARED VOTING POWER 19,637
	9	SOLE DISPOSITIVE VOTING POWER 723,357*
	10	SHARED DISPOSITIVE POWER 609,142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,332,499*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14	TYPE OF REPORTING PERSON IN

*	Includes 251,888 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9%.

Numbers reflect the reverse split that became effective on May 13, 2022.

CUSIP No. 774374102

1	NAME OF REPORTING PERSON Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,802
	8	SHARED VOTING POWER 20,411
	9	SOLE DISPOSITIVE VOTING POWER 4,802
	10	SHARED DISPOSITIVE POWER 605,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 774374102

The following constitutes Amendment No. 16 to the Schedule 13D filed by the undersigned (“Amendment No. 16”). This Amendment No. 16 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by:

(i)	Richmond Brothers, Inc., a Michigan corporation (“Richmond Brothers”), which serves as the investment advisor to certain managed accounts (the “Separately Managed Accounts”);

(ii)	RBI Private Investment I, LLC, a Delaware limited liability company (“RBI PI”);

(iii)	RBI Private Investment II, LLC, a Delaware limited liability company (“RBI PII”);

(iv)	The RBI Opportunities Fund, LLC, a Delaware limited liability company (“RBI Opportunities”);

(v)	The RBI Opportunities Fund II, LLC, a Delaware limited liability company (“RBI Opportunities II”);

(vi)	RBI PI Manager, LLC, a Delaware limited liability company (“RBI Manager”), which serves as the manager of RBI PI, RBI PII, RBI Opportunities and RBI Opportunities II;

(vii)	Richmond Brothers 401(k) Profit Sharing Plan, an employee benefit plan organized under the laws of Michigan (the “RBI Plan”);

(viii)	David S. Richmond, who serves as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan; and

(ix)	Matthew J. Curfman, who serves as President of Richmond Brothers and a trustee of the RBI Plan.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of the Reporting Persons is 3568 Wildwood Avenue, Jackson, Michigan 49202.

CUSIP NO. 774374102

(c) The principal business of Richmond Brothers is serving as a registered investment advisor and is the investment advisor to the Separately Managed Accounts. The principal business of each of RBI PI, RBI PII, RBI Opportunities and RBI Opportunities II is investing in securities. The principal business of RBI Manager is serving as the manager of RBI PI, RBI PII, RBI Opportunities and RBI Opportunities II. The principal business of the RBI Plan is investing in securities. The principal occupation of Mr. Richmond is serving as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan. The principal occupation of Mr. Curfman is serving as President of Richmond Brothers and a trustee of the RBI Plan.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Richmond and Curfman are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares held in the Separately Managed Accounts and purchased by each of Richmond Brothers, RBI PI, RBI PII, RBI Opportunities, RBI Opportunities II and the RBI Plan were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,570 Shares owned directly by Richmond Brothers is approximately $9,079, excluding brokerage commissions. The aggregate purchase price of the 706,653 Shares held by the Separately Managed Accounts is approximately $1,151,844, excluding brokerage commissions. The aggregate purchase price of the 5,894 Shares owned directly by RBI PI is approximately $9,607, excluding brokerage commissions. The aggregate purchase price of the 3,498 Shares owned directly by RBI PII is approximately $5,702, excluding brokerage commissions. The aggregate purchase price of the 697,261 Shares (together with the warrants referenced in the first sentence of the following paragraph) owned in the aggregate by RBI Opportunities and RBI Opportunities II is $1,136,535, excluding brokerage commissions. The aggregate purchase price of the 11,360 Shares owned directly by the RBI Plan is approximately $18,517, excluding brokerage commissions.

Pursuant to the Securities Purchase Agreement entered into on October 15, 2018 (as defined and described in Amendment No. 12 to the Schedule 13D), RBI Opportunities received warrants exercisable into 251,888 Shares from the Issuer, of which warrants exercisable into 75,261 Shares were transferred to RBI Opportunities II in an exempt transaction. The warrants have an exercise price of $54.56 per Share and will now expire on April 30, 2025.

The Shares purchased by Mr. Richmond were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 19,411 Shares beneficially owned by Mr. Richmond, including 2,707 Shares directly owned by his spouse and 4,135 Shares directly owned by his daughter, is approximately $31,639, excluding brokerage commissions.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,802 Shares beneficially owned by Mr. Curfman, including the 3,481 Shares directly owned by his spouse, is approximately $7,827, excluding brokerage commissions.

CUSIP No. 774374102

Item 5.	Interest in Securities of the Issuer.

Items 5 to Schedule 13D is hereby amended and restated, in pertinent part, as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,384,591 Shares outstanding as of May 30, 2022, which is the total number of Shares outstanding based on information contained in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 1, 2022. The Reporting Persons beneficially own those Shares as follows

A.	Richmond Brothers

(a)	As of the date hereof, Richmond Brothers directly beneficially owned 5,570 Shares, and an additional 595,505 Shares were held in the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may also be deemed the beneficial owner of the 595,505 Shares held in the Separately Managed Accounts.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 5,570
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,570
4. Shared power to dispose or direct the disposition: 589,505

B.	RBI PI

(a)	As of the date hereof, RBI PI beneficially owned 5,894 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,894 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,894 4. Shared power to dispose or direct the disposition: 0

CUSIP No. 774374102

C.	RBI PII

(a)	As of the date hereof, RBI PII beneficially owned 3,498 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,498 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,498 4. Shared power to dispose or direct the disposition: 0

D.	RBI Opportunities

(a)	As of the date hereof, RBI Opportunities beneficially owned 491,700 Shares (including 176,627 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9% of the outstanding Shares).

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 491,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 491,700
4. Shared power to dispose or direct the disposition: 0

E.	RBI Opportunities II

(a)	As of the date hereof, RBI Opportunities II beneficially owned 205,561 Shares (including 75,261 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision, meaning that they can be exercised only to the extent that such exercise would not cause the holder’s and its affiliates’ beneficial ownership of Shares to exceed 19.9% of the outstanding Shares).

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 205,561
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 205,561
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 774374102

F.	RBI Manager

(a)	As the manager of RBI PI, RBI PII, RBI Opportunities and RBI Opportunities II, RBI Manager may be deemed the beneficial owner of the (i) 5,894 Shares owned by RBI PI, (ii) 3,498 Shares owned by RBI PII, (iii) 491,700 Shares beneficially owned by RBI Opportunities and (iv) 205,561 Shares beneficially owned by RBI Opportunities II.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 706,653
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 706,653
4. Shared power to dispose or direct the disposition: 7.5%

G.	RBI Plan

(a)	As of the date hereof, the RBI Plan beneficially owned 11,360 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 11,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,360
4. Shared power to dispose or direct the disposition: 0

H.	Mr. Richmond

(a)	As of the date hereof, Mr. Richmond beneficially owned 723,357 Shares, including 2,707 Shares directly owned by his spouse, 4,135 Shares directly owned by his daughter. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 5,570 Shares owned directly by Richmond Brothers, (ii) 595,505 Shares held in the Separately Managed Accounts, (iii) 5,894 Shares owned by RBI PI, (iv) 38,490 Shares owned by RBI PII, (v) 491,700 Shares beneficially owned by RBI Opportunities, (vi) 205,561 Shares beneficially owned by RBI Opportunities II and (vii) 11,360 Shares owned by the RBI Plan.

Percentage: Approximately 14.2%

(b)	1. Sole power to vote or direct vote: 723,357
2. Shared power to vote or direct vote: 19,637
3. Sole power to dispose or direct the disposition: 723,357
4. Shared power to dispose or direct the disposition: 609,142

CUSIP No. 774374102

I.	Mr. Curfman

(a)	As of the date hereof, Mr. Curfman beneficially owned 4,802 Shares, including 3,481 Shares directly owned by his spouse. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 5,570 Shares owned directly by Richmond Brothers, (ii) 595,505 Shares held in the Separately Managed Accounts and (iii) 11,360 Shares owned by the RBI Plan.

Percentage: Approximately 6.5%

(b)	1. Sole power to vote or direct vote: 4,802
2. Shared power to vote or direct vote: 20,411
3. Sole power to dispose or direct the disposition: 4,802
4. Shared power to dispose or direct the disposition: 605,781

An aggregate of 1,332,499 Shares (including 251,888 Shares issuable upon the exercise of warrants that are subject to a 19.9% blocking provision), constituting beneficial ownership of approximately 14.2% of the outstanding Shares, are reported in this Amendment No. 16 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(c)	The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.

CUSIP No. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2022

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

The RBI Opportunities Fund, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

CUSIP No. 774374102

The RBI Opportunities Fund II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

CUSIP No. 774374102

SCHEDULE A

Transactions in the Securities of the Issuer During the past sixty days

Nature of Transaction	Securities Purchased/(Sold)	Price per Security ($)	Date of Purchase / Sale
	Richmond Brothers, Inc. (Through the Separately Managed Accounts)
Sale of Common Stock	(2,631)	0.2850	05/10/2022
Sale of Common Stock	(2,348)	0.2850	05/10/2022
Sale of Common Stock	(125)	1.9457	05/17/2022
Sale of Common Stock	(202)	1.9601	05/18/2022
Sale of Common Stock	(339)	1.9250	05/19/2022
Sale of Common Stock	(304)	1.6700	06/02/2022
Sale of Common Stock	(303)	1.6750	06/02/2022
Sale of Common Stock	(757)	1.5165	06/08/2022
Sale of Common Stock	(84)	1.5050	06/09/2022
Sale of Common Stock	(1,157)	1.4200	06/10/2022
Sale of Common Stock	(787)	1.4077	06/10/2022
Sale of Common Stock	(751)	1.3200	06/14/2022
Sale of Common Stock	(20)	1.3400	06/14/2022
Sale of Common Stock	(388)	1.3265	06/14/2022
Sale of Common Stock	(101)	1.4170	06/17/2022
Sale of Common Stock	(102)	1.4206	06/17/2022
Sale of Common Stock	(67)	1.3997	06/17/2022
Sale of Common Stock	(52)	1.4077	06/17/2022
Sale of Common Stock	(92)	1.3989	06/17/2022